                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                               --------------------
                                   SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
    AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)
                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          641 Lexington Avenue, 14th Floor
                                New York, NY 10022
                      Tel.: 212-634-6333 Fax: 212-634-6339
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  October 2, 2006
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box |_|.

                             (Page 1 of 4 Pages)

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CUSIP No. 29404N-209                                              Page 2 of 4

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON                                 Nicholas Pappas
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  |_|
                                                                     (b)  |X|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                      OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

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               7    SOLE VOTING POWER                               3,931,000

               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                     0
   SHARES
BENEFICIALLY
  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                          3,931,000
  REPORTING
   PERSON
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock                                                   1,954,316
     Warrants and options to acquire common stock                   1,976,684
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.2%

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14   TYPE OF REPORTING PERSON*                                             IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 29404N-209                                              Page 3 of 4

Nicholas Pappas

        The Statement on Schedule 13D, dated March 27, 2006, initially filed by the undersigned, NICHOLAS PAPPAS, as amended by Amendment No. 1, dated April 3,
2006 (as so amended,  the "Schedule 13D"), is hereby further amended by this
Amendment No. 2, dated October 2, 2006, to reflect certain changes in the information previously filed by Dr. Pappas relating to the outstanding Common
Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc.
(the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: The percentage ownership calculations in this Schedule 13D filing are based on 45,856,174 shares of the Issuer's Common Stock outstanding at
September 30, 2006.

Item 2. Identity and Background

        Item 2(a) and 2(c) are hereby amended and restated to read in their entirety as follows:

      (a)   Name:

            This Statement is filed by Nicholas Pappas (the "Reporting
      Person"), as the direct beneficial owner of 3,931,000 shares of Common
      Stock of the Issuer and indirect beneficial owner of 4,000 shares of
      Common Stock of the Issuer, which shares are held by the Reporting
      Person’s wife, as to which the Reporting Person disclaims beneficial ownership.

      (c) Principal business or occupation:

            The principal occupation of the Reporting Person is Advisor to the
Chairman and the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

      Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

      (a) Aggregate number of securities       3,931,000 shares of Common Stock*
      Percentage of class of securities:       8.2%

      * NOTE: Reporting Person has direct beneficial ownership of 1,954,316 shares of Common Stock and immediately exercisable options and warrants to purchase 1,976,684 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 4,000 shares of Common Stock, owned by the Reporting
      Person’s wife, as to which the Reporting Person disclaims beneficial ownership.

      (b) Sole voting power:            3,931,000
          Shared voting power:                  0
          Sole dispositive power:       3,931,000
          Shared dispositive power:             0

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CUSIP No. 29404N-209                                              Page 4 of 4

Nicholas Pappas

      c) On October 2, 2006, the Reporting Person purchased Units of the Issuer at a price of $0.63 per Unit, or an aggregate purchase price of $63,000.
      Each Unit is priced at $0.63 and is comprised of one share of Common
      Stock of the Issuer and a warrant to purchase an additional share of Common
      Stock of the Issuer at a price of $0.63, exercisable one year after the date of Unit purchase and exercisable for three years from the date that the warrant becomes exercisable. On January 31, 2006, the Reporting Person exercised options to purchase an aggregate total of 150,000 shares of Common
      Stock of the Issuer for the exercise price of $0.23 per share, or an aggregate purchase price of $34,500.  On August 29, 2005, the Reporting Person exercised options to purchase an aggregate total of 652,174 shares of Common Stock of the Issuer for the exercise price of $0.23 per share, or an aggregate purchase price of $125,000.  On November 15, 2005, the Reporting Person acquired the right to acquire 30,000 shares of the Issuer’s Common Stock by exercise of a warrant that was assigned to the Reporting Person’s name.  The Reporting person exercised that warrant to acquire 30,000 shares of the Issuer’s Common
      Stock on November 15, 2005.  The Reporting Person disclaims beneficial ownership of 10,000 shares of this acquisition that are in the name of his son.  During August 2004, pursuant to two warrant amendment agreements between the Reporting Person and the Issuer, currently outstanding warrants were amended to lengthen the exercise period to the extent such warrants were exercised on or before March 31, 2007 and November 11, 2008.  The Reporting
      Person entered into such agreements as to (1) 100,000 warrants with an
      Exercise price of $0.40 and an expiration date of December 31, 2005 and (2)
      200,000 warrants with an exercise price of $0.40 and an expiration date of
      August 1, 2007. The warrant acquisitions and amendment transactions were effected as private offerings exempt from registration under the Securities
      Act of 1933 pursuant to Rule 506 of Regulation D promulgated thereunder.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006               /S/ Nicholas Pappas
                                      ----------------------------
                                        Nicholas Pappas

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U. S. C. 1001).